MGI PROPERTIES 1996 ANNUAL REPORT

                                    [PHOTO]

    This report, including the Chairman's "Letter to Shareholders", contains forward-looking statements regarding the Trust's properties, prospects and results of operations. For certain risk factors which may affect such matters, please refer to "Forward-Looking Statements" in "Management's Discussion and
          Analysis of Financial Condition and Results of Operations" on
                             page 19 of this report.

                 Front Cover: 0ne Portland Square, Portland, ME

                        MGI PROPERTIES 1996 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended November 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                            1996                   1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
Total income                                                            $ 54,928,000            $ 45,389,000            $ 43,880,000
------------------------------------------------------------------------------------------------------------------------------------
Net gains                                                               $ 11,500,000            $  3,150,000            $  4,480,000
Net income                                                              $ 24,305,000            $ 14,319,000            $ 14,491,000
Net income per share                                                           $2.11                   $1.25                   $1.26
------------------------------------------------------------------------------------------------------------------------------------
Book value per share                                                          $16.81                  $15.70                  $15.36
Real estate investments, at cost                                        $356,024,000            $293,469,000            $267,530,000
Total assets                                                            $339,664,000            $274,651,000            $255,971,000
Mortgage loans payable                                                  $138,547,000            $ 84,506,000            $ 70,954,000
Shareholders' equity                                                    $194,435,000            $180,540,000            $176,095,000
------------------------------------------------------------------------------------------------------------------------------------
Shares outstanding                                                        11,563,199              11,502,271              11,465,842
====================================================================================================================================

                              FUNDS FROM OPERATIONS

-------------------------------------------------------------------------------------------------------------------------------
                                                                         1996                    1995                   1994
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                          $ 24,305,000            $ 14,319,000           $ 14,491,000
Less net gains                                                       (11,500,000)             (3,150,000)            (4,480,000)
Plus building depreciation                                             7,337,000               6,840,000              6,643,000
Plus tenant improvements and commission amortization                   2,027,000               1,483,000              1,457,000
-------------------------------------------------------------------------------------------------------------------------------
Funds from operations                                               $ 22,169,000            $ 19,492,000           $ 18,111,000
-------------------------------------------------------------------------------------------------------------------------------
Per share                                                                  $1.92                   $1.70                  $1.58
===============================================================================================================================


                                    DIVIDENDS
-------------------------------------------------------------------------------------------------------------------------------
                                                                        1996                    1995                    1994
-------------------------------------------------------------------------------------------------------------------------------
Cash distributions paid                                             $ 11,308,000            $ 10,337,000           $  9,848,000
-------------------------------------------------------------------------------------------------------------------------------
Per share                                                                   $.98                    $.90                   $.86
===============================================================================================================================



                                  1996 LEASING

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1997 Expirations
                                                 1996                    Vacancy at      ------------------------------
               Total     Beginning     1996    Potential              November 30, 1996    Total                             1998
              Sq. Ft.     Vacancy* Expirations* Vacancy    Leased     Sq. Ft.    Percent Scheduled  Preleased Remaining  Expirations
------------------------------------------------------------------------------------------------------------------------------------
Industrial   2,000,000     28,100    345,100    373,200    331,100     42,100      2.1%   475,900    142,500     333,400    528,400
Office/R&D   1,089,000       --        3,500      3,500      3,500       --        0.0%    21,600     15,000       6,600    283,600
Office       1,195,000     83,200     89,800    173,000    121,100     51,900      4.3%   258,600    131,000     127,600    121,200
Retail         807,000     29,100    104,000    133,100     38,300     94,800     11.7%    20,600      9,300      11,300     81,200
------------------------------------------------------------------------------------------------------------------------------------
             5,091,000    140,400    542,400    682,800    494,000    188,800      3.7%   776,700    297,800     478,900  1,014,400
====================================================================================================================================


* Beginning vacancy and expirations adjusted to reflect vacancies of properties acquired and sold during 1996.

[PHOTO] Foyer, One Winthrop Square, Boston, MA

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                    [PHOTO]
               W. Pearce Coues, Chairman of the Board of Trustees

During fiscal 1996, MGI shareholders received a total return of 33%. Over the five-year period ended November 30, 1996, MGI has provided shareholders with a total return in excess of 100%, or an average of 21% per year. This benchmark of performance, which measures stock appreciation from the start of the year to the end, together with dividends paid, is in the upper ranks of the real estate investment trust industry.

     Pleased as we all should be by this five-year performance, we are in a long-term business with long-range objectives. Any number of companies can string together two or three and sometimes even five years of excellence. However, an even more telling test is a ten-year period, which will, with greater certainty, serve to identify the most dynamic companies in the rapidly evolving real estate business. This annual report focuses on our strengths and challenges as we pursue our mission for continued excellence over the longer term. The stock market and real estate markets cannot be expected to consistently maintain the exceptional returns of the past several years; however, the Trust has successfully anticipated and adapted to a host of varying environments over its twenty-five year history. With this experience, we believe MGI is favorably situated to continue its above average performance.

                                    EARNINGS

A review of the source of earnings in 1996 indicates that the Trust has a particularly strong foundation on which to build. Unlike industries that must constantly recreate their product lines because of short product life cycles, real estate has a much longer competitive life and a lower level of obsolescence. The buildings we own were acquired at favorable prices and are above average in quality and are highly functional. As a result, they should afford extended life cycles. In addition, our commercial leases typically have phased durations, which adds consistency to our income stream. This stable foundation should not be perceived as stagnant. It is the footing on which additional income growth and value are to be built. Our portfolio includes many buildings with existing leases having contract rent levels lower than current market values. Thus, we expect income levels of our existing portfolio to increase over time. The continuing economic viability of the portfolio is further enhanced by the tenant and capital improvements made in accordance with a scheduled program. Although the necessity for these improvements can be overlooked by those with a short-term focus,

               Left: Interior of One Winthrop Square, Boston, MA

                                      [ 3 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                    [PHOTO]
                       753 Forest Street, Marlborough, MA

these costs represent the lifeblood of increasing future income streams and value enhancement. This capital improvement program is analogous to the research and development investment that a manufacturing or high-tech company might make to improve its product line and grow market share.

                              FUNDS FROM OPERATIONS

Funds from operations, which are derived principally from our portfolio of sixty properties, have shown a consistent upward direction. This progression, coupled with rising asset quality and value levels, is encouraging. Taking a longer-term perspective, in 1991 our funds from operations were $12,481,000, equal to $1.33 per share, and in 1996 were $22,169,000, or $1.92 per share, which has been an 8.9% average annual per share increase. The progression over the past year is also impressive, growing by almost $2,700,000, equal to $.22 per share, for a 12.9% per share increase. It is also instructive to note that in 1996 the portfolio produced an unleveraged yield of 11.8% on net book value, versus last year's 11.4%.

     The 12.9% increase in funds from operations was particularly high and reflects a confluence of factors. During 1996, we acquired a record $59,800,000 in properties, which produced an annualized return of 11.8% during the year. These acquisitions, together with the $38,300,000 of properties acquired during the prior year, have been a strong contributor to recent earnings growth. The growth in earnings was accelerated by the use of sound financial leverage, as mortgage debt increased from $84,500,000 at year end 1995 to a manageable $138,500,000 at the end of 1996. Most of the debt was long-term, at fixed rates, with total leverage at year end equal to 40.8% of the total assets. With the composite rate on total borrowing at 8% at year end, the spread between the 8% debt and the yield on new investments was a most favorable 380-basis points. Income levels in 1996 were further accelerated by the sale of properties over the last two years at yields of 10% or less to the buyer, with the funds redeployed at the significantly higher acquisition yields. Also contributing to higher income was the management of the pre-existing portfolio of properties owned throughout 1995 and 1996 that produced increased income of $615,000 in 1996. Finally, MGI traditionally retains an unusually high proportion of its earnings for reinvestment and amortization of debt; this amount was $3,600,000 in 1996. In effect, we are growing our own capital with the $3,600,000 retained for our longer-term benefit, which enhances earnings.

                                    [PHOTO]
                       Two Federal Street, Billerico, M


                                      [ 4 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                           8 Forge Park, Franklin, MA

                                      GAINS

In addition to the funds from operations of $22,169,000, or $1.92 per share, gains recognized during 1996 were $11,500,000, equal to $1.00 per share. Gain creation and its periodic recognition is a significant component of our overall strategy.

     Our objective is to acquire only those properties where we believe value can be increased. Each asset, newly acquired or seasoned, has to be periodically evaluated as to its progress and potential. We are, therefore, continually making decisions concerning where each property is in its value cycle. Selective sales of assets in non-core markets allow us to sell assets that we feel have reached our value objectives. These occasional sales also serve as a reality check, as we test our internal perception of progress.

     Since the rate of appreciation changes according to market cycles and by our ability to influence value, it is insightful to briefly review the sales contributing to the $11,500,000 of gains recognized in 1996. The largest sale was of our interests in a California apartment complex whose acquisition dated back to the 1972 origins of the Trust. We sold this asset, believing that the complex had reached a full price level and subsequently reinvested the proceeds in our core New England market. The sale proceeds have been effectively reinvested in office and industrial properties in New England at improved current yields and with improved gain prospects.

     Another gain resulted from the sale of a Cincinnati investment consisting of two industrial buildings held at a net book value of $1,300,000 which we sold for $2,000,000. Our incentive to sell and realize a gain was that we no longer had a significant presence in Ohio and could invest the dollars more profitably in our targeted New England market. The chronology of the original Cincinnati purchase and recent sale illustrates the benefit of our investment timing. When we acquired these properties in 1985, as part of a package of six properties, there was little competition for industrial buildings in Cincinnati. This vacuum allowed us to acquire the properties at favorable prices and high yields at a time when many other regions and real estate markets, New England in particular, were overpriced. As a result, MGI was able to invest in a less volatile market and then to maximize its purchasing power by re-entering New England in 1992 when prices had fallen by approximately 60% to 70%.

     The most recent gain was the sale of a 77,000 square-foot distribution building in Westwood, Massachusetts, which generated a gain of $1,450,000, equal to $.13 per share. As the Trust effectively doubled its money in three years, certain aspects of the transaction are

                                     [PHOTO]
                           15 Forge Park, Franklin, MA


                                      [ 5 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                       265 Davidson Avenue, Somerset, NJ


worthy of note. When acquired, this New England property was, in our view, at its lowest level in terms of value. While many real estate investors are touting the objective that big is better, the old axiom that small is beautiful remains demonstrably true in this case. In this regard, we presently perceive a valuable purchasing advantage by focusing on properties priced below $10,000,000, which is also enhanced by MGI's ability to buy for all cash. These smaller assets often provide improved yield and gain potential, while adding diversification and greater liquidity for purposes of disposition. The sale was effected shortly after the existing tenant re-leased its space at a significantly higher rent.

     As one of our objectives is to grow long-term value, whenever possible we have effected many of our sales utilizing tax-free exchanges. This process avoids extraordinary taxable distributions and allows us to reinvest the proceeds in new properties where we discern improved income and gain potential. In this fashion, we seek to maximize long-term total return for our shareholders, emphasizing both income and long-term capital appreciation.

                                   NET INCOME

Net income in 1996 was $24,305,000, or $2.11 per share, compared to $14,319,000, or $1.25 per share, in 1995. Net income in 1996 included net gains of $11,500,000, or $1.00 per share, compared to $3,150,000, or $.27 per share, in
1995.

                                    DIVIDENDS

Against the background of rising funds from operations, the dividend was increased twice during 1996. The first occurred in June, a 4.2% increase from $.24 per quarter to $.25. The quarterly dividend was raised again in December from $.25 to $.27, equal to $1.08 annually, representing an additional increase of 8%. As a result, with our 1996 funds from operations at $1.92 and an annualized quarterly dividend of $1.08, our dividend pay-out on trailing income is an impressive 56% of funds from operations. This prudent pay-out represents one of the best covered dividends in the industry and provides the necessary cash for capital and tenant improvements, amortization of debt and reinvestment.

                        CAPITAL AND TENANTS IMPROVEMENTS

With our low dividend payment ratio, not only is the dividend particularly well covered, we also retain significant funds for reinvest-

                                     [PHOTO]
                         Ten Winthrop Square, Boston, MA


                                      [ 6 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                   Beachwood Apartments, Harrison Township, MI


ment within our portfolio. During 1996, $.51 per share was invested from internally-generated funds within our portfolio for capital ($.28) and tenant improvements ($.23). An additional $.12 was paid for leasing commissions involved in preserving occupancy levels at 96%. Amortization of debt, which we regard as a long-term investment that increases shareholders' equity, was an additional $.19 per share in 1996 which was also generated from internal cash flows.

     Two examples serve to illustrate the short- and long-term benefits of the capital improvements made within the portfolio in 1996. At our Beachwood Apartment complex, pictured above, we are spending $1,500,000 for renovations which began late in 1996. Beachwood has enjoyed an enviable history of low tenant turnover and tenants with generally high income levels. Beachwood is now over twenty years old and like many well conceived real estate investments, its prospects are bright. Beachwood was built in four phases, with MGI building Phases II, III and IV between 1978 and 1979. These later phases continue to be attractive residences. Phase I, however, consisting of 88 units together with the clubhouse and leasing center, was built by the prior owner and was becoming dated relative to the other phases. Since Phase I serves as the front entrance for the complex, through which all tenants and prospective tenants must pass, it posed an aesthetic problem for the entire 376-unit complex. The expenditure of $1,500,000 involves the total redesign and renovation of the exteriors of all 88 units and the clubhouse center in Phase I. The renovation is now currently fifty percent completed. The merit of our vision has been reaffirmed by the waiting list of tenants for the completed units at higher rent levels. Upon completion of construction, we expect the entire complex will benefit to the extent of increased earnings by 75-basis points above the level that would have been earned absent these improvements. In addition, we expect the rate of capital appreciation will elevate at a somewhat higher rate.

     In One Winthrop Square, a Boston office building we purchased in 1993 for $8,600,000, MGI has invested approximately $2,300,000 in improvements during 1995 and 1996. The improvements consist of new elevators and a totally redesigned and rebuilt brick and granite landscaped park at the entrance to our building. Also, 9,000 square feet of office space has been upgraded to premier office space in keeping with the historic character of the building. Although items such as the new park and new elevators may not produce immediate revenue, the expenditures clearly enhance our competitive position and should ultimately generate added revenue

                                     [PHOTO]
                        One Portland Square, Portland, ME



                                      [ 7 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                       400 Research Drive, Wilmington, MA


and value. Our cost basis, inclusive of the improvements, is less than $100 per square foot, which relates favorably to the value of the building, represented by its sale in the late 1980s at approximately $270 per square foot.

                                     LEASING

Occupancy levels finished the year at a composite 96%, which approximated the rate one year earlier. In the non-residential portfolio of 5,091,000 square feet, leases were executed for 795,000 square feet, or 15.6% of the portfolio, representing a somewhat higher than normal level. Rent levels for 1996 renewals were up 11% over the amount paid under the prior leases. In 1997, leases coming up for renewal aggregate 479,000 square feet, equal to 9.4% of the portfolio, which is an amount that is modestly less than traditional scheduled expirations. Existing rent levels on the space coming up for renewal in 1997 appear to be generally below prevailing market rents. This suggests that we should be able to preserve and possibly enhance income levels on the space at renewal.

     We are well situated as to tenant quality and diversity with what may be one of the strongest tenant rosters in the industry. An impressive 56% of commercial rents are from tenants that are publicly-traded companies. Given the fact that quality tenants tend to be attracted to the better grade real estate, we are in good company.

                                1996 ACQUISITIONS

As noted, a record $59,800,000 of newly acquired properties were added to our portfolio in 1996. Many of the properties are pictured in this annual report. Aside from the composite free and clear yield of almost 12%, the properties have certain common denominators. First, they are all in our primary New England market and are within 100 miles of our headquarters. Second, we believe the buildings were acquired at significant discounts to reproduction cost. They are critically located with rents that should increase over time. Tenants in the newly-acquired buildings add additional depth and quality to our tenant roster. Tenants in our newly-acquired properties include the following NASDAQ and New York Stock Exchange listed companies: UNUM, Avid Technology, People's Heritage Bank, Fleet Bank, Thermo Instruments Systems, Cabletron Systems Inc., Prudential and Travelers Inc. Of the 1996 acquisitions, an impressive 79% of base rents are from publicly-traded companies.

     Acquisition of the One Park West building in Tewksbury, Massachusetts, pictured below, is illustrative of our value creation process.

                                     [PHOTO]
                          One Park West, Tewksbury, MA


                                      [ 8 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                        One Riverside Drive, Andover, MA


When the property came on the market early in 1996, the lease with the existing tenant in occupancy, Avid Technology, was for only four years. This gave the average purchaser cause for concern. MGI enjoyed certain advantages over competing buyers. We could buy for cash and, because of our deep portfolio of leases with diversified terms and tenants, we could take the prudent risk of a short-term lease. These advantages were enhanced by our intimate knowledge of the market. Finally, as we already had Avid Technology as a tenant in an adjacent building, we believed they might be receptive to a lease extension. Accordingly, MGI acquired the building from the insurance company seller in March 1996 and three months later extended the lease by an additional ten years. As a result, the rent increased from an average $6.50 to $9.30 per square foot thereby increasing MGI's yield from 10% to 14%. Following the lease extension, we placed non-recourse long-term debt on the property at 8% for fifteen years, which has further increased our yield.

     Subsequent to the close of our 1996 fiscal year, we acquired two industrial/flex buildings totaling 145,500 square feet located immediately off Interstate 93 in Methuen, Massachusetts. The buildings, with finished office spaces in the front, were acquired from an institutional seller for $6,550,000, equal to $45 per square foot. The property is fully occupied and is expected to produce a yield of 11% from rents in place in a strengthening market. Four tenants occupy the buildings, the largest being Microtouch, which is traded on the NASDAQ exchange. The average in-place rent is $5.10 net in a market where net rents are moving closer to $6.50 per square foot.

                                     OUTLOOK

Each December the Board of Trustees reviews an updated three-year strategic plan. This type of planning in a period of evolving market conditions has served the Trust particularly well. As we have three years to the year 2000, I will present a brief summary of this year's plan.

     Over the past five years, we have been uniquely positioned to capitalize on one of the most severely discounted real estate markets ever witnessed. During this period, we have acquired $176,000,000 of real estate. These acquisitions, coupled with the quality of the pre-1990 portfolio, have given the Trust added strength and depth. Since market conditions change from one cycle to another, we must now recognize that the period of massive discounts is largely behind us. Sellers are less defensive and buyers are becoming more

                                     [PHOTO]
                       One Executive Drive, Chelmsford, MA



                                      [ 9 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             LETTER TO SHAREHOLDERS

                                     [PHOTO]
                              Officers of the Trust
Standing: Jackie K. Eamer, Karl W. Weller, James P. O'Malley, Phillip C. Vitali and Robert Ware. Seated: David P. Morency and Jean M. Harrington.


sanguine and greater in number which is increasing the efficiency of real estate prices. Although this change is likely to continue escalating the value of our assets in place, seasoned investors need to be discriminating in future acquisitions. As an experienced investor, we will continue to generate ample investment opportunities, including the occasional construction for a build-to-suit tenant, in our primary market. Yields of 12%, however, on new acquisitions will not be as prevalent as before.

     During our twenty-five years of operating as a public real estate investment trust, we have assembled an enviable portfolio. The existing portfolio in a rapidly recovering market is a base of continuing progress. This progress is likely to be further enhanced by continued acquisitions and by our operating style, which emphasizes controlled growth, value enhancement and capital retention.

     We believe MGI is in the right business at the right time. Real estate is becoming securitized and, as a seasoned real estate investment trust, MGI is at the forefront of the evolution. Capital will flow to the more successful trusts who demonstrate consistent performance. In this regard, the Trust increased shareholders' equity in January 1997 through the sale of 2,000,000 newly issued shares at a price of $22 per share. The expansion added additional strength to our balance sheet and increased MGI's visibility as a publicly-owned real estate investment trust. We anticipate investing the new funds within the year on a basis that should enhance the Trust's future operations as the funds are productively invested. Also expanding our horizons of opportunity, small privately-held real estate companies that sense the evolution to public ownership will perceive broader business horizons and greater liquidity by converting their private ownership positions to shares of faster growing real estate investment trusts, such as MGI.

     This year's annual meeting will be held in Boston on Thursday, March 27, 1997. As always, shareholders, including owners of the newly issued shares, are invited to attend and participate in the discussion. As we focus on our future, our objective is to continue our progress while preserving and enhancing the considerable strengths we have in place. By the year 2000, MGI is likely to be larger with an increased depth of assets and real estate services. By capitalizing on our proven strategy, we believe we can build upon our impressive record as a publicly-owned real estate investment trust.


                              /s/ W. Pearce Coues

                                 W. Pearce Coues
                        Chairman of the Board of Trustees

                                January 24, 1997

                Right: Lobby of One Portland Square, Portland, ME


                                     [ 10 ]

                                    [PHOTO]
                   Lobby of One Portland Square, Portland, ME

                        MGI PROPERTIES 1996 ANNUAL REPORT


                              SUMMARY OF PROPERTIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Scheduled
                                                                              Lease
                                          Net Carrying Value               Expirations
                                         ---------------------  Percentage ----------- Number of
INDUSTRIAL                    Sq.Ft.     Dollars         Sq.Ft.   Leased   1997  1998  Tenants    Principal Tenant        Expiration
------------------------------------------------------------------------------------------------------------------------------------
Distribution and Manufacturing

Wilmington, MA               294,000   $ 6,792,000   $    23.10     100%    20%   14%    4      Avon Dispatch                5/31/00
St. Louis, MO                200,600     3,955,000        19.72     100%   100%  --      1      Home Decorators              8/31/97
North Charleston, SC         191,900     2,239,000        11.67     100%   --    100%    1      Mill Transportation         12/31/97
Northborough, MA             102,300     2,274,000        22.23     100%    24%   22%    3      Filene's Basement            9/15/01
St. Louis, MO                 95,600     2,099,000        21.96     100%   --     75%    2      S. P. Richards               8/31/98
Franklin, MA                  65,300     3,171,000        48.56     100%   --    --      1      Harris Wholesale             2/28/01
St. Louis, MO                 61,300     1,450,000        23.65     100%    53%   47%    2      I.C.S. Diversified           4/15/97
St. Louis, MO                 61,200     1,473,000        24.07     100%   --    100%    1      Tyler Mountain Water        12/31/97
St. Louis, MO                 41,000     1,129,000        27.54     100%   --    --      2      ZEPP Manufacturing           5/31/00

Flex

Tewksbury, MA                189,200    10,334,000        54.62     100%   --    --      1      Avid Technology              6/30/10
Wilmington, MA               109,400     4,407,000        40.28     100%     8%    8%    3      United Shoe Machinery       12/31/01
Wilmington, MA               100,200     2,461,000        24.56     100%   --    --      2      Datawatch                    4/30/99
Franklin, MA                 100,000     5,066,000        50.66     100%   --    --      1      Thermo Instruments Systems   2/1/06
Bedford, MA                   93,200     2,365,000        25.38     100%   --    --      3      Imaging Technology           7/31/01
Franklin, MA                  83,500     3,780,000        45.27     100%   --    --      2      Chromatic                    6/30/02
Marlborough, MA               75,000     2,791,000        37.21      63%   --     25%    3      NMC Homecare                12/31/00
Marlborough, MA               59,400     2,304,000        38.79     100%   --     59%    4      Diebold Incorporated        11/30/02
St. Louis, MO                 40,900     1,219,000        29.80     100%     3%   97%    8      Southtowne Machining, Inc.   4/30/98
St. Louis, MO                 35,600     1,889,000        53.06      61%    20%   23%    3      Vanstar Corporation          5/31/97
------------------------------------------------------------------------------------------------------------------------------------
Total                      1,999,600   $61,198,000   $    30.61      98%    17%   26%   47
====================================================================================================================================

OFFICE/RESEARCH AND DEVELOPMENT
------------------------------------------------------------------------------------------------------------------------------------
Tewksbury, MA                140,000   $ 8,806,000   $    62.90     100%   --    --      1      Avid Technology              6/30/10
Andover, MA                  128,400     6,149,000        47.89     100%   --    --      1      Hewlett Packard              7/31/99
Billerica, MA                122,300     4,591,000        37.54     100%   --    --      1      Precision Robots             7/31/01
Chelmsford, MA               108,500     4,522,000        41.68     100%   --    --      1      Telebit, Inc.               12/31/99
Andover, MA                  105,500     6,803,000        64.48     100%   --    --      1      ISI Systems, Inc.            4/30/99
Billerica, MA                100,000     4,092,000        40.92     100%   --    100%    1      Bay Networks, Inc.           6/30/98
Chelmsford, MA                70,900     1,934,000        27.28     100%     9%   86%    6      W.J. Schaffer Associates     7/31/98
Bedford, MA                   70,600     2,125,000        30.10     100%   --    100%    1      Atex Publishing              7/31/98
Littleton, MA                 66,500     2,315,000        34.81     100%   --     78%    4      X-Rite                      12/31/97
Andover, MA                   60,600     3,960,000        65.35     100%   --    --      1      Cabletron Systems, Inc       5/31/01
Billerica, MA                 60,000     1,983,000        33.05     100%   --    --      2      Bay Networks, Inc.           3/30/00
Billerica, MA                 56,300     1,948,000        34.60     100%   --    --      1      Bay Networks, Inc.          12/31/99
------------------------------------------------------------------------------------------------------------------------------------
Total                      1,089,600   $49,228,000   $    45.18     100%     1%   26%   21
====================================================================================================================================

Note: The information in the Summary of Properties is as of November 30, 1996.



                                     [ 12 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                              SUMMARY OF PROPERTIES

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Scheduled
                                                                              Lease
                                          Net Carrying Value               Expirations
                                         ---------------------  Percentage ----------- Number of
OFFICE                        Sq.Ft.     Dollars         Sq.Ft.   Leased   1997  1998  Tenants    Principal Tenant        Expiration
------------------------------------------------------------------------------------------------------------------------------------
Somerset, NJ                 178,500   $14,513,000   $    81.31      95%    2%    8%    14     Merrill Lynch                 6/30/00
Portland, ME                 149,200    16,869,000       113.06      99%    1%    2%    14     UNUM Life Insurance Co.       1/31/01
Tampa, FL                    122,400     8,974,000        73.32      93%   34%    7%    17     Olsten Kimberly Quality Care  2/28/97
Boston, MA                   111,000    10,237,000        92.23      93%   13%   12%     7     Cambridge Associates          4/26/99
Framingham, MA               109,000     7,122,000        65.34      93%   29%   15%    26     IDG Expo                     11/30/99
Portland, ME                 104,700    12,114,000       115.81      98%    1%   11%    10     People's Heritage Bank        7/31/04
Andover, MA                   97,700     7,688,000        78.69      95%   --     3%    11     Computer Associates          12/31/02
Ann Arbor, MI                 81,200     6,514,000        80.22     100%    2%    5%     3     Comshare                      2/28/05
Naperville, IL                65,300     4,257,000        65.19     100%    7%   17%    15     Eby Brown                     7/31/04
Greenville, SC                48,700     2,134,000        43.82      94%   28%   17%    25     S.C. Tax Commission           6/30/01
Greenville, SC                46,300     1,590,000        34.34     100%   --    26%     6     S.C. Voc. Rehab. Dept.       11/30/98
Boston, MA                    37,600     2,588,000        68.83      81%    6%    6%    13     ML Securities                 9/30/99
Boston, MA                    27,100     1,588,000        58.60      98%   22%   44%    10     N. E. Realty Resources       11/03/03
Charlotte, NC                 16,300       948,000        58.16     100%   47%   --      2     Comprehensive Medical         3/31/97
------------------------------------------------------------------------------------------------------------------------------------
Total                      1,195,000   $97,136,000   $    81.29      96%   11%   10%   173
====================================================================================================================================

RETAIL
------------------------------------------------------------------------------------------------------------------------------------
Aurora, IL                   313,100   $26,480,000   $    84.57      75%    3%   18%    24     Best Buy                      8/31/10
Baltimore, MD                134,800     6,396,000        47.45     100%   --     7%    14     Kmart Corp.                  11/30/05
Nashville, TN                111,400     3,681,000        33.04      95%    1%    7%     8     Burlington Coat Factory       1/31/10
Peabody, MA                  106,900    10,139,000        94.85     100%   --    --      1     Bradlees                     10/31/16
Temple Terrace, FL           100,500     7,863,000        78.24      91%    1%    8%    18     Publix Supermarket           11/30/06
Hagerstown, MD                40,200     1,387,000        34.50     100%   --    --      1     Giant Food Stores, Inc.      12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Total                        806,900   $55,946,000   $    69.33      88%    1%   10%    66
====================================================================================================================================

                                          Net Carrying Value
                                       ----------------------     Percentage
APARTMENT                     Units      Dollars    Per Unit       Leased
------------------------------------------------------------------------------------------------------------------------------------
Harrison Township, MI          376     $ 7,418,000   $19,729         96%
Bloomfield Hills, MI           346      13,938,000    40,283        100%
Tampa, FL                      264       7,552,000    28,600         94%
Laurel, MD                     237      11,066,000    46,690         93%
Tampa, FL                      112       4,943,000    44,134         98%
------------------------------------------------------------------------------------------------------------------------------------
Total                        1,335     $44,917,000   $33,640         96%
====================================================================================================================================
                                           Net
OTHER                                Carrying Value
------------------------------------------------------------------------------------------------------------------------------------
Land                                   $ 2,773,000
Partnership                                 16,000
------------------------------------------------------------------------------------------------------------------------------------
Total                                  $ 2,789,000
====================================================================================================================================





                                     [ 13 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

MGI is a self-administered equity REIT that owns and operates a diversified portfolio of income producing real estate consisting of 55 commercial properties and five multifamily residential properties. Since 1992, the Trust has focused on the commercial segment of the real estate market, specifically industrial and office properties located in New England. At November 30, 1996, 48.2%, based upon cost, of MGI's real estate assets were located in New England. As of such date, the Trust's commercial properties were leased to 307 tenants and aggregated 5,091,000 square feet (2,000,000 industrial, 1,089,000 office/research and development, 1,195,000 office, and 807,000 retail). The multifamily properties consist of five wholly-owned residential communities aggregating 1,335 units. At November 30, 1996, the commercial and residential properties were 96.3% and 96.8% leased, respectively.

During 1996, the Trust acquired six Massachusetts properties and a Portland, Maine office complex ("Portland Square Acquisition"). The Portland Square Acquisition consists of 253,900 square feet of leaseable space located in two buildings and a 523-space surface parking lot. With the exception of the Portland Square Acquisition which was made subject to existing mortgages aggregating $21.3 million, the 1996 acquisitions were purchased with cash generated from Trust operations, new borrowings and the proceeds from the sale of real estate investments. A summary of the 1996 real estate acquisitions is as follows:


1996 Real Estate Acquisitions
--------------------------------------------------------------------------------
                                           Date           Square
                                         Acquired          Feet           Cost
--------------------------------------------------------------------------------
Industrial
Franklin, Massachusetts                    12/95          83,500     $ 3,855,000
Marlborough, Massachusetts                 12/95          75,000       2,823,000
Franklin, Massachusetts                    12/95          65,300       3,229,000
Franklin, Massachusetts                     8/96         100,000       5,092,000
Office/R&D
Tewksbury, Massachusetts                    3/96         140,000       8,929,000
Andover, Massachusetts                      7/96          60,600       3,989,000
Office
Portland, Maine                             7/96         149,200      16,946,000
Portland, Maine                             7/96         104,700      12,178,000
Other (Land)
Portland, Maine                             7/96              --       2,321,000
Other                                      12/95              --         427,000
--------------------------------------------------------------------------------
Total                                                    778,300     $59,789,000
================================================================================

During 1995, MGI invested an aggregate of $38.3 million to acquire eight properties, including three office and five industrial buildings, and completed the acquisition of a retail building. These properties aggregated 795,300 square feet and are all located in Massachusetts.

     At November 30, 1996 the Trust's portfolio of New England investments totaled 32 properties having an aggregate cost of $171.6 million, which represents 48.2% of the Trust's investment in real estate based upon cost, and
3.1 million square feet, or 60.9% of the Trust's total commercial space.

RESULTS OF OPERATIONS
1996 Compared to 1995

Net income for 1996 of $24.3 million, or $2.11 per share, included net gains of $11.5 million, which resulted from (i) the sale of three industrial buildings, one located in Massachusetts and two located in Ohio, and (ii) the sale of the Trust's partnership interest in a San Bruno, California apartment complex. The sale of the partnership interest resulted in a gain of $9.4 million, which included a previously deferred gain of $3.7 million. Net income for 1995 was $14.3 million, or $1.25 per share, which included net gains from property sales of $3.2 million. Income before net gains increased from $11.2 million in 1995 to $12.8 million in 1996.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL]

                             NEW ENGLAND PROPERTIES

                           PERCENT OF TOTAL PORTFOLIO

                              1996      48.2%
                              1995      37.3%
                              1994      28.1%
                              1993      13.4%
                              1992       1.2%

                                     [ 14 ]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Funds from operations ("FFO") in 1996 totaled $22.2 million, compared to $19.5 million in 1995. In 1996, MGI implemented the National Association of Real Estate Investment Trusts, Inc.'s ("NAREIT") recommended changes in the calculation of FFO. MGI calculates FFO in conformity with the NAREIT definition, which is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The NAREIT definition stipulates, among other things, that in calculating FFO, leasing costs should be capitalized and not deducted as an expense. This had the effect of increasing the Trust's FFO by approximately $0.6 million in 1996 and $0.5 million in 1995. MGI believes FFO is an appropriate supplemental measure of operating performance.

     The following is a reconciliation of net income to funds from operations:

                                                   Years Ended November 30,
                                                   ------------------------
                                                    1996               1995
--------------------------------------------------------------------------------
Net income                                      $ 24,305,000       $ 14,319,000
Less net gains                                   (11,500,000)        (3,150,000)
Plus building depreciation                         7,337,000          6,840,000
Plus tenant improvement
  and commission amortization                      2,027,000          1,483,000
--------------------------------------------------------------------------------
Funds from operations                           $ 22,169,000       $ 19,492,000
================================================================================

The increase in income before net gains from 1995 to 1996 resulted principally from a $6.5 million increase in property operating income (which is defined as rental and other income less property operating expenses and real estate taxes), offset by increases in interest and depreciation expense. The increase in interest expense of $3.4 million was due primarily to debt incurred in connection with the acquisition of properties. Depreciation and amortization increased by $1.1 million, reflecting the greater number of properties owned. Additionally, general and administrative costs increased by $0.2 million, primarily reflecting higher personnel costs. The change in 1996 FFO, when compared to 1995, is attributable to the same factors that affected income before net gains in such periods, excluding the effect of changes in depreciation and amortization expense.

     The change in property operating income from 1995 to 1996 reflects improved results from comparable properties (which is defined as properties owned throughout both 1995 and 1996), as well as the effect of the sale and acquisition of properties as detailed below. Income growth from comparable properties is largely due to improved performance from the Trust's comparable office properties, which generally experienced lower vacancy and slightly higher rental rates, offset in part by increased operating expenses.

                                                                     Net Change
--------------------------------------------------------------------------------
1996 and 1995 comparable properties                                 $   615,000
1996 and 1995 acquisitions                                            7,346,000
1996 and 1995 sales                                                  (1,495,000)
--------------------------------------------------------------------------------
Total                                                               $ 6,466,000
================================================================================

The following table describes the changes in property operating income from 1995 to 1996 attributable to the Trust's different property types, including a breakdown of New England and non-New England properties:

                                   New England    Non-New England        Net
Property Type                       Properties      Properties         Change
--------------------------------------------------------------------------------
Industrial                          $2,478,000     $  (174,000)     $ 2,304,000
Office/Research and
  Development                        1,767,000              --        1,767,000
Office                               1,820,000         675,000        2,495,000
Multifamily                                 --      (1,055,000)      (1,055,000)
Retail                               1,048,000          26,000        1,074,000
Other (Land and
  Partnership)                         149,000        (268,000)        (119,000)
--------------------------------------------------------------------------------
Total                               $7,262,000     $  (796,000)     $ 6,466,000
================================================================================

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                        PORTFOLIO DISTRIBUTION BY REGION

                              New England    48.2%
                              Midwest        25.5%
                              Southeast      14.9%
                              Mid Atlantic   11.4%

                                     [ 15 ]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

New England properties represented approximately 50% of total operating income for the year ended November 30, 1996. The changes in industrial and office/research and development property operating income relating to New England properties was primarily due to the increase in the number of properties owned in New England. The increase in office property operating income relating to New England properties was primarily due to the Portland Square Acquisition, which contributed $1.4 million to the net change. The increase in the retail segment was largely due to the contribution of Bradlees, Inc.'s store in Peabody, Massachusetts, which began paying rent in November 1995 following the affirmation of its lease under Chapter 11 of the Federal Bankruptcy Code.

     The primary factor in the decline in property operating income from industrial properties located outside of New England was a decrease from an overall 100% leased rate at November 30, 1995 to an overall 98.0% leased rate at November 30, 1996. Higher revenues from the non-New England office buildings contributed to the increase in office properties operating income. The decrease in operating income from 1995 to 1996 in the multifamily segment is largely due to the sale of the Posada del Rey Apartments in Metairie, Louisiana in September 1995. The decrease in property operating income from the non-New England other properties was directly related to the sale of a partnership interest in a San Bruno, California apartment complex.

     Commercial leases signed in 1996, the percentage of the commercial properties leased and scheduled commercial lease expirations in 1997 and 1998 (in square feet) are as follows:

                                              Leased at    Scheduled Expirations
                                   1996      November 30,  ---------------------
Property Type                    Leasing         1996       1997          1998
--------------------------------------------------------------------------------
Industrial                       473,600         97.9%    333,400        528,400
Office/R&D                        18,500        100.0%      6,600        283,600
Office                           252,100         95.7%    127,600        121,200
Retail                            50,800         88.3%     11,300         81,200
--------------------------------------------------------------------------------
Total                            795,000         96.3%    478,900      1,014,400
================================================================================

Scheduled expirations in 1997 represent 9.4% of the Trust's total commercial square feet at November 30, 1996, compared to scheduled expirations in 1996 of 525,400 square feet, which represented 11.7% of the Trust's total commercial square feet at November 30, 1995. The Massachusetts and Maine properties were approximately 98% and 99% leased at November 30, 1996. There are no significant leases relating to the Maine properties scheduled to expire during 1997 and 1998. In the Trust's Massachusetts portfolio, leases relating to 152,000 and 458,000 square feet are scheduled to expire in 1997 and 1998, respectively, which management believes are subject to rents that are generally below the current market. In the St. Louis market, the Trust has 242,000 square feet under leases that are scheduled to expire in 1997, of which 200,600 square feet pertains to a single lease that contains a one-year extension option at a rate which management believes to be slightly below the current market rent for the area.

1995 Compared to 1994

Net income for 1995 of $14.3 million, or $1.25 per share, included a net gain of $3.2 million, which resulted from the sale of real estate investments. Net income for 1994 was $14.5 million, or $1.26 per share, which included a net gain of $4.5 million, resulting from the sale of real estate investments. Income before net gains increased by $1.2 million to $11.2 million in 1995, compared to $10.0 million in 1994. FFO in 1995 totaled $19.5 million, compared to $18.1 million in 1994. FFO for 1995 and 1994 have been restated to conform with NAREIT's recommended changes in the calculations of FFO previously described.

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERAL.]

                      PROPERTY OPERATING INCOME BY SEGMENT

                          Office,
                          Office/R&D
                          and Industrial          68.0%
                          Apartments              16.6%
                          Retail                  15.4%

                                     [ 16 ]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The increase in income before net gains and FFO from 1994 to 1995 resulted principally from an increase in property operating income. The change in property operating income reflects improved results from properties owned throughout both 1994 and 1995, as well as the effect of the sale and acquisition of properties as detailed below:

                                                                     Net Change
--------------------------------------------------------------------------------
1995 and 1994 comparable properties                                 $   900,000
1995 and 1994 acquisitions                                            3,200,000
1995 and 1994 sales                                                  (2,700,000)
--------------------------------------------------------------------------------
Total                                                               $ 1,400,000
================================================================================

The change in operating income with respect to each of the property types generally derives from the Trust's pattern of acquisitions and sales, as detailed below:

Property Type                                                         Net Change
--------------------------------------------------------------------------------
Industrial                                                          $  (100,000)
Office/Research and Development                                       1,300,000
Office                                                                  660,000
Multifamily                                                            (490,000)
Retail                                                                 (150,000)
Other (Land and Partnership)                                            180,000
--------------------------------------------------------------------------------
Total                                                               $ 1,400,000
================================================================================

The income growth in the office/research and development segment was primarily due to acquisitions completed during 1995 and 1994. These properties were near or at 100% occupancy throughout 1995. The increase in the property income in the office segment reflects $0.3 million from the 1995 acquisitions and a $0.3 million increase generated from the comparable properties. The 1995 acquisitions of office properties totaled 162,500 square feet and brought the Trust's office portfolio to 932,600 square feet at November 30, 1995. The increase in operating income from comparable office properties was due to an improvement in occupancy and, to a lesser extent, rental rates.

     The change in the multifamily segment reflects improved results from comparable properties offset by the effect of property sales in 1995 and 1994. The comparable properties experienced a 4.5% increase in revenue, principally from an increase in rental rates, while operating expenses were relatively unchanged from 1994. This resulted in an increase in operating income of $0.4 million from 1994 to 1995 which was offset by the loss of income of $0.9 million from properties sold. The Trust's interest in a Metairie, Louisiana apartment complex, which was sold in September 1995 for $12.0 million, had generated $1.1 million of operating income for the ten months it was owned during 1995. Operating income in the retail segment decreased slightly in 1995 due to charges associated with tenant terminations. The Trust executed leases relating to 657,500 square feet of commercial space during 1995.

     Also contributing to the change in income before net gains and FFO is an increase in interest income from 1994 to 1995, which was due generally to higher interest rates on short-term investments during 1995. Depreciation expense increased due to the increase in the number of properties owned.

LIQUIDITY

Shareholders' equity at November 30, 1996 was $194.4 million, compared to $180.5 million at November 30, 1995. The increase primarily reflects net income in excess of dividends. At November 30, 1996 financial liquidity was provided by $15.1 million in cash and cash equivalents and by $17.0 million available under lines of credit aggregating $45.0 million. The principal sources and uses of cash in 1996 are summarized as follows. The Portland Square Acquisition was acquired subject to $21.3 million of existing mortgage debt which is not included in the following table:

[The following table was represented by a pie chart in the original.]

                     PORTFOLIO DISTRIBUTION BY PROPERTY TYPE

                          Office,
                          Office/R&D
                          and Industrial          64.9%
                          Apartments              17.0%
                          Retail                  18.1%


                                     [ 17 ]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Sources of Cash
--------------------------------------------------------------------------------
Trust operations                                                    $21,000,000
Sales of real estate, net                                            11,100,000
New borrowings, net of fees,
  prepayments and amortization                                       32,500,000
--------------------------------------------------------------------------------
Total                                                               $64,600,000
================================================================================

Uses of Cash
--------------------------------------------------------------------------------
Real estate acquisitions                                            $38,700,000
Dividends                                                            11,300,000
Additions to real estate                                              5,900,000
Other                                                                   600,000
--------------------------------------------------------------------------------
Total                                                               $56,500,000
================================================================================

Mortgage loans payable totaled $138.5 million at November 30, 1996, a net increase of $54.0 million from $84.5 million at November 30, 1995. The change represents a combination of the addition of three mortgage loans totaling $19.0 million, the $21.3 million of debt associated with the Portland Square Acquisition and additional draws totaling $16.0 million under lines of credit which, in the aggregate, were offset by scheduled loan repayments totaling $2.3 million. Scheduled loan repayments due during 1997 total $3.1 million. MGI believes it will continue to be able to extend or refinance maturing mortgage loans upon satisfactory terms.

[The following table was represented by a bar chart in the original.]

                         CAPITAL AND TENANT IMPROVEMENT
                                  (in millions)

                        Year          Capital     Tenant
                        1996          $ 3.3       $ 2.7
                        1995            1.8         2.5
                        1994            2.2         1.1

     Additional cash requirements in 1997 will include distributions to shareholders, capital and tenant improvements and leasing expenditures. During 1996, expenditures for capital and tenant improvements totaled $3.2 million and $2.7 million, respectively. Included in the amount for capital improvements are $1.9 million of costs associated with building renovations. During 1997, budgeted renovation costs are anticipated to aggregate $1.8 million. Additionally, the Trust has estimated that recurring capital expenditures in 1997 will total $2.0 million, including $0.9 million which pertains to interior and exterior improvements of its multifamily complexes and $1.1 million for its commercial properties. Tenant improvements relating to anticipated leasing activity are budgeted at $4.0 million in 1997.

     In December 1996, MGI acquired for $6.6 million two flex buildings, which are 100% leased. The acquisition completed a tax-deferred exchange. In addition, MGI entered into an agreement to refinance the existing $12.3 million, 9.3% loan secured by its investment in One Portland Square and an adjacent parking lot in Portland, Maine, with an $11.0 million, fixed rate non-recourse loan bearing interest at a rate of 8.1% and having a term of 10 years. In connection with the repayment of the existing loan, a prepayment fee of $0.3 million will be incurred upon completion of the refinancing.

     Sources of funds in the future are expected to be from property operations, mortgaging or refinancing of existing mortgages on properties, borrowing under MGI's lines of credit and MGI's portfolio of investment securities. Other potential sources of funds include the proceeds of public or private offerings of additional equity or debt securities or the sale of real estate investments. It is presently anticipated that the purchase of additional properties in 1997 will be primarily financed by debt and, to a lesser extent, by cash flow from operations, short-term investments and the proceeds, if any, from the sale of real estate or of equity and debt securities. MGI believes the combination of available cash and cash equivalents, the value of MGI's unencumbered properties and other resources are sufficient to meet its short- and long-term liquidity requirements.



                                     [ 18 ]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OTHER

During the past three years, the impact of inflation on MGI's operations and investment activity has not been significant.

     Real estate investments and operations are subject to a number of factors, including changes in general economic climate, local conditions (such as an oversupply of space, a decline in effective rents or a reduction in the demand for real estate), competition from other available space, the ability of the owner to provide adequate maintenance or to fund capital and tenant improvements required to maintain market position and control of operating costs. In certain markets in which the Trust owns real estate, overbuilding and local or national economic conditions have, in the past, combined to produce lower effective rents and/or longer absorption periods for vacant space. As the Trust re-leases space, certain effective rents may be less than those earned previously. Management believes its modest diversification by region and property type and its diverse tenant base somewhat reduce the risks associated with these factors and enhances opportunities for cash flow growth and capital gains potential, although there can be no assurance thereof.

NEW ACCOUNTING PRONOUNCEMENTS

Effective December 1, 1996, the Trust will adopt SFAS No. 121 and 123, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and Accounting for Stock-Based Compensation. Management does not expect implementation of either statement to have a material effect on the financial statements of the Trust.

FORWARD-LOOKING STATEMENTS

The Trust's Annual Report on Form 10-K for the year ended November 30, 1996 contains forward-looking statements, estimates or plans within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of MGI to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Trust's outstanding indebtedness due to increased borrowing; financial condition and bankruptcy of tenants; environmental/safety requirements; adequacy of insurance coverage; and general and local economic and business conditions. Investors should review the more detailed risks and uncertainties set forth under the captions Risk Factors and Competition, Regulation and Other Factors in the Trust's Annual Report on Form 10-K for the year ended November 30, 1996. Although the Trust believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Trust or any other person that the objectives and plans of the Trust will be achieved.

[The following table was represented in the original as a bar chart.]

                          1996 YIELD ON NET BOOK VALUE

                              TOTAL PORTFOLIO 11.8%

                              Industrial      13.2%
                              Office/R&D      13.2%
                                  Office      11.4%
                              Apartments      12.2%
                                  Retail       9.2%
                                Land and
                             Partnership      15.1%



                                     [ 19 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
                                                          November 30,
                                                 -------------------------------
                                                     1996                1995
--------------------------------------------------------------------------------
ASSETS
Real estate, at cost (notes 2, 3 and 4)          $ 356,024,000    $ 293,469,000
Accumulated depreciation and amortization          (44,810,000)     (36,375,000)
--------------------------------------------------------------------------------
Net investments in real estate                     311,214,000      257,094,000
Cash and cash equivalents (note 4)                  15,140,000        7,045,000
Accounts receivable                                  3,665,000        3,354,000
Other assets                                         9,645,000        7,158,000
--------------------------------------------------------------------------------
                                                 $ 339,664,000    $ 274,651,000
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgage loans payable (note 4)                  $ 138,547,000    $  84,506,000
Other liabilities                                    6,682,000        5,905,000
--------------------------------------------------------------------------------
Total liabilities                                  145,229,000       90,411,000

Deferred gain (note 2)                                    --          3,700,000

Shareholders' equity (notes 5 and 6):
 Common shares - $1 par value:
  17,500,000 shares authorized;
  11,563,199 issued (11,502,271
    at November 30, 1995)                           11,563,000       11,502,000
  Additional paid-in capital                       167,185,000      166,348,000
  Undistributed net income                          15,687,000        2,690,000
--------------------------------------------------------------------------------
Total shareholders' equity                         194,435,000      180,540,000
--------------------------------------------------------------------------------
                                                 $ 339,664,000    $ 274,651,000
================================================================================

          See accompanying notes to consolidated financial statements.



                                     [ 20 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF EARNINGS

--------------------------------------------------------------------------------
                                                 Year Ended November 30,
                                           -------------------------------------
                                              1996        1995          1994
--------------------------------------------------------------------------------
INCOME
Rental and other income                    $54,507,000  $44,875,000  $43,486,000
Interest                                       421,000      514,000      394,000
--------------------------------------------------------------------------------
Total income                                54,928,000   45,389,000   43,880,000
--------------------------------------------------------------------------------
EXPENSES
Property operating expenses                 14,099,000   11,823,000   11,975,000
Real estate taxes                            6,490,000    5,600,000    5,417,000
Depreciation and amortization                9,463,000    8,339,000    8,116,000
Interest                                     9,198,000    5,807,000    5,781,000
General and administrative                   2,873,000    2,651,000    2,580,000
--------------------------------------------------------------------------------
Total expenses                              42,123,000   34,220,000   33,869,000
--------------------------------------------------------------------------------
Income before net gains                     12,805,000   11,169,000   10,011,000
Net gains (note 2)                          11,500,000    3,150,000    4,480,000
--------------------------------------------------------------------------------
Net income                                 $24,305,000  $14,319,000  $14,491,000
================================================================================

Net income per share                             $2.11        $1.25        $1.26
================================================================================

Weighted average shares outstanding         11,540,972   11,487,677   11,450,451
================================================================================

          See accompanying notes to consolidated financial statements.


                                     [ 21 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------
                                                Year Ended November 30,
                                       -----------------------------------------
                                            1996         1995           1994
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                             $ 24,305,000  $ 14,319,000  $ 14,491,000
Adjustments to reconcile net
  income to net cash provided by
   operating activities:
Depreciation and amortization             9,463,000     8,339,000     8,116,000
Net gains                               (11,500,000)   (3,150,000)   (4,480,000)
Other                                    (1,231,000)     (202,000)     (706,000)
--------------------------------------------------------------------------------
Net cash provided by operating
  activities                             21,037,000    19,306,000    17,421,000
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of real estate             (38,667,000)  (38,302,000)  (31,786,000)
Additions to real estate                 (3,234,000)   (1,825,000)   (2,157,000)
Tenant improvements                      (2,702,000)   (2,542,000)   (1,051,000)
Deferred tenant charges                  (1,348,000)   (1,634,000)     (581,000)
Net proceeds from sales of real
  estate interests                       11,103,000    16,902,000    15,020,000
Other                                        35,000      (289,000)       58,000
--------------------------------------------------------------------------------
Net cash used in investing activities   (34,813,000)  (27,690,000)  (20,497,000)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares         678,000       322,000       251,000
Repayment of mortgage loans payable      (2,242,000)  (25,473,000)  (10,439,000)
Additions to mortgage loans payable      34,743,000    38,025,000    24,188,000
Cash distributions paid                 (11,308,000)  (10,337,000)   (9,848,000)
--------------------------------------------------------------------------------
Net cash provided by financing
  activities                             21,871,000     2,537,000     4,152,000
--------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                        8,095,000    (5,847,000)    1,076,000
Cash and cash equivalents:
Beginning of year                         7,045,000    12,892,000    11,816,000
--------------------------------------------------------------------------------
End of year                            $ 15,140,000  $  7,045,000  $ 12,892,000
================================================================================

   See accompanying notes to consolidated financial statements.


                                     [ 22 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                                                   Undistributed
                                                     Additional   (Distributions
                                        Common         Paid-in     in Excess of)
                                        Shares         Capital      Net Income
--------------------------------------------------------------------------------
Balance at November 30, 1993          $11,448,000   $165,673,000   $ (5,935,000)
Net income                                   --             --       14,491,000
Dividend reinvestment and
 share purchase plan (note 5)               4,000         57,000           --
Distributions (note 6)                       --             --       (9,848,000)
Options exercised and other                14,000        191,000           --
--------------------------------------------------------------------------------
Balance at November 30, 1994           11,466,000    165,921,000     (1,292,000)
Net income                                   --             --       14,319,000
Dividend reinvestment and
 share purchase plan (note 5)              19,000        250,000           --
Distributions (note 6)                       --             --      (10,337,000)
Options exercised and other                17,000        177,000           --
--------------------------------------------------------------------------------
Balance at November 30, 1995           11,502,000    166,348,000      2,690,000
Net income                                   --             --       24,305,000
Dividend reinvestment and
 share purchase plan (note 5)              23,000        357,000           --
Distributions (note 6)                       --             --      (11,308,000)
Options exercised and other                38,000        480,000           --
--------------------------------------------------------------------------------
Balance at November 30, 1996          $11,563,000   $167,185,000   $ 15,687,000
================================================================================

          See accompanying notes to consolidated financial statements.



                                     [ 23 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                  1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation

The consolidated financial statements of the Trust include the accounts of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

B. Income Taxes

The Trust intends to continue to qualify to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986 and the related regulations. In order to qualify as a real estate investment trust for tax purposes, the Trust, among other things, must distribute to shareholders at least 95% of its taxable income. It has been the Trust's policy to distribute 100% of its taxable income to shareholders; accordingly, no provision has been made for Federal income taxes.


C. Income and Expense Recognition

Income and expenses are recorded using the accrual method of accounting for financial reporting and tax purposes. Income or loss from real estate partnerships is accounted for according to generally accepted accounting principles using either the cost method or the equity method.

D. Real Estate

Real estate investments, excluding land costs, are depreciated using the straight-line method over estimated useful lives of 20 to 40 years. Tenant improvements are amortized over the shorter of their estimated useful lives or lease terms ranging from 1 to 20 years. Equipment is depreciated over a range from 5 to 20 years. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

On March 31, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which provides guidance for recognition and measurement of impairment of long-lived assets. Statement No. 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, i.e., for fiscal 1997. Management does not expect implementation of Statement No. 121 to have a material effect on the financial statements of the Trust.

E. Statements of Cash Flows

For purposes of the statements of cash flows, short-term investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

     During 1996, the Trust acquired nine properties subject to an aggregate of $21.3 million of existing debt. During 1994, the Trust sold seven industrial properties for $14.9 million in a single transaction. The properties were secured by a $10.2 million loan payable which was assigned to the purchaser at closing. Only the cash portion of the transactions are reflected in the accompanying consolidated statement of cash flows.

     Cash interest payments of $9.1 million, $6.5 million and $5.8 million were made for the years ended November 30, 1996, 1995 and 1994, respectively. During 1995, the Trust capitalized interest of $.4 million.

F. Fair Value of Financial Instruments

The Trust estimated the fair values of its financial instruments at November 30, 1996 using discounted cash flow analysis and quoted market prices. Such financial instruments include short-term investments, U.S. Government securities, mortgage loans payable and mortgage notes receivable which were received in connection with transactions not qualifying as sales for financial accounting purposes and accordingly not reflected in the Trust's consolidated balance sheet. The excess of the aggregate fair value of the Trust's financial instruments over their aggregate carrying amounts is not material.

G. Net Income Per Share

Net income per share is computed based on the weighted average number of common shares outstanding; common stock equivalents are not dilutive.

H. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.


                                     [ 24 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                  2-INVESTMENTS

A. Real Estate

A summary of real estate investments follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                                    Buildings       Depreciation             Net Carrying Amount
                                                                      and               and           ------------------------------
Type of Investment                                   Land         Improvements      Amortization           1996                1995
------------------------------------------------------------------------------------------------------------------------------------
Office                                          $ 17,889,000      $ 93,726,000      $ 14,479,000      $ 97,136,000      $ 67,021,000
Office/Research and Development                    9,913,000        41,484,000         2,169,000        49,228,000        37,293,000
Industrial                                        14,293,000        51,110,000         4,205,000        61,198,000        49,942,000
Retail                                            23,647,000        40,627,000         8,328,000        55,946,000        57,206,000
Apartment                                          8,666,000        51,880,000        15,629,000        44,917,000        45,365,000
Other                                              2,761,000            28,000              --           2,789,000           267,000
------------------------------------------------------------------------------------------------------------------------------------
                                                $ 77,169,000      $278,855,000      $ 44,810,000      $311,214,000      $257,094,000
====================================================================================================================================


At November 30, 1996, on the basis of the net book value of real estate, 53.2% of real estate investments were located in New England, with 23.1% in the Mid-West, 13.0% in the Southeast and 10.7% in Mid-Atlantic states.

     Effective August 1995, the Trust acquired title to a completed department store which was subject to the Trust's $10.2 million first mortgage construction loan. The building is being leased in its entirety by Bradlees, Inc. which filed for bankruptcy under Chapter 11 of the Federal Bankruptcy Code in June 1995. In October 1995, Bradlees affirmed its lease with the Trust, subsequently began paying rent, and is current through November 30, 1996.

     In 1982, the Trust sold its investment in a Michigan apartment complex and received a $15.5 million purchase money mortgage in a transaction that did not meet the conditions for a completed sale for financial accounting purposes. The loan was scheduled to mature in 1995, and the Trust agreed to extend the maturity until January 1997. The loan provides for an interest rate of 7% and a provision for the Trust to receive at least 50% but not more than 60% of the shared appreciation value in excess of the outstanding note balance. In addition, the Trust has a 46% ownership interest, direct and indirect, in the partnership owning this complex. The Trust has a purchase option which will allow it to obtain a maximum equity interest of 100%. At November 30, 1996, the Trust carried this asset as a real estate investment at a net carrying value of $7.4 million, which excludes the gain from the sale.

B. Net Gains

In 1996, the Trust recognized aggregate gains of $11.5 million from the sale of three industrial buildings, one located in Massachusetts and two in Ohio, and its partnership interest in a San Bruno, California apartment complex. With respect to the partnership interest, the sale resulted in a gain of $9.4 million, which included a previously deferred gain of $3.7 million.

     In 1995, the Trust recognized gains of $3.2 million principally from the sale of one industrial building and the repayment of its loan on a Louisiana apartment complex that had been carried as real estate owned for financial reporting purposes.

     In 1994, the Trust sold nine properties and one real estate partnership interest with an aggregate net carrying value of $20.7 million for an aggregate net sales price of $25.2 million, resulting in gains totaling $4.5 million.



                                     [ 25 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                    3-LEASES

All leases relating to real estate investments are operating leases; accordingly, rental income is reported when earned.

     Future minimum lease payments on noncancelable operating leases at commercial properties at November 30, 1996 are: $37.5 million in 1997, $33.3 million in 1998, $28.6 million in 1999, $22.7 million in 2000, $16.2 million in 2001, and $81.5 million thereafter.

     The above amounts do not include contingent rental income which is received under certain leases based upon tenant sales, ad valorem taxes, property operating expenses and/or costs to maintain common areas. Contingent rental income was $7.4 million in 1996, $5.9 million in 1995 and $5.4 million in 1994.

     Operating leases on apartments generally have a term of one year or less.


                            4-MORTGAGE LOANS PAYABLE

Mortgage loans payable at November 30 follow:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Mortgage loans, maturing 2000 through 2014,
  at effective interest rates ranging from 7.5% to 9.3%                                                $104,797,000     $66,756,000
Housing revenue bond, maturing 2007, at 5.5% and 5.7% at November 30, 1996
  and 1995, respectively                                                                                  5,750,000       5,750,000
Amounts outstanding under lines of credit, at an effective interest rate of 7.6% and 8.4%
  at November 30, 1996 and 1995, respectively                                                            28,000,000      12,000,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $138,547,000     $84,506,000
====================================================================================================================================
Weighted average interest rate                                                                                 7.95%           7.99%
====================================================================================================================================


The mortgage loans payable are nonrecourse and are collateralized by certain real estate investments having a net carrying value of $162 million and the Trust's guarantee of $4.5 million. Loans require monthly principal amortization and/or a balloon payment at maturity.

     The housing revenue bond is tax exempt and is secured by real estate having a net carrying value of $4.9 million. The bond is also secured by a letter of credit which is collateralized by $2.5 million of short-term investments and U.S. Government securities. The Trust has also guaranteed $3.0 million of the debt. The base interest rate floats weekly and was 3.5% at November 30, 1996 (an effective interest rate of 5.5% due to the payment of fees).

     The Trust has lines of credit aggregating $45 million which mature in August 1998. The lines contain restrictive covenants that, among other things, require the Trust to maintain certain financial ratios and restrict the incurrence of certain indebtedness and the making of certain investments. Borrowings under the lines are secured by mortgage and security interests in real estate having a net carrying value of $53.1 million and are subject to a variable interest rate. A fee, which does not exceed .25% per annum, is charged on the unused amounts.

     Principal payments on mortgage loans payable, exclusive of the lines of credit, due in the next five years and thereafter are as follows: $3.1 million in 1997, $3.4 million in 1998, $3.6 million in 1999, $15.5 million in 2000, $3.8 million in 2001, and $81.1 million thereafter.


                                     [ 26 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                             5-SHAREHOLDERS' EQUITY

A. Stock Option Plans

Under the Trust's 1994 and 1988 stock option plans for key employees and Trustees (the "Plans"), incentive stock options with or without stock appreciation rights or nonqualified options and related stock appreciation rights may be granted to employees, and nonqualified options may be granted to Trustees. Under the Plans, options may be granted at an exercise price not less than fair market value of the Trust's common shares on the date of grant. Changes in options outstanding during the years ended November 30 were as follows:

--------------------------------------------------------------------------------
                                           1996          1995            1994
--------------------------------------------------------------------------------
Balance at
  beginning of year                       669,411        549,632        464,532
Granted                                   161,500        132,000        101,000
Exercised                                 (14,500)        (7,221)       (15,900)
Expired                                    (6,000)        (5,000)          --
--------------------------------------------------------------------------------
Balance at end of year                    810,411        669,411        549,632
================================================================================
Shares reserved for
  granting future
  options                                 296,825        458,325        590,325
================================================================================

The weighted average exercise price per option at November 30, 1996, 1995 and 1994 was $13.68, $13.02 and $12.62, respectively. The shares reserved expire by April 2004 and all outstanding options expire by April 2006. Of the options granted in fiscal 1996, 66,250 became exercisable in December 1996 and 4,500 become exercisable in March 1997. All other options outstanding are currently exercisable. Subsequent to November 30, 1996, 186,000 options were granted, of which half are currently exercisable and half are exercisable in 1997.

     Effective December 1, 1996, the Trust will adopt SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows an entity to measure the cost of stock-based compensation plans by either a fair value based method of accounting or to continue to measure compensation cost by using the intrinsic value based method prescribed by APB Opinion No. 25. For those entities electing to use the intrinsic value based method, SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied. The Trust intends to continue to account for stock-based compensation costs under APB Opinion No. 25 and will provide the additional required disclosures relating to its stock options in its 1997 financial statements.

B. Shareholder Rights Plan

On June 21, 1989, the Board of Trustees adopted a shareholder rights plan. Under this plan, one right was attached to each outstanding common share on July 5, 1989, and one right is attached to each share issued thereafter. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of Series A participating preferred stock for $60. The rights may also, under certain conditions, entitle the holders to receive common shares of the Trust, common shares of an entity acquiring the Trust, or other consideration, each having a value equal to twice the exercise price of each right ($120). One hundred fifty thousand preferred shares have been designated as Series A participating preferred shares and are reserved for issuance under the shareholder rights plan. The rights are redeemable by the Trust at a price of $.01 Per right. If not exercised or redeemed, all rights expire in July 1999.

C. Dividend Reinvestment and Share Purchase Plan

Under the Trust's Dividend Reinvestment and Share Purchase Plan shareholders of record who own 100 shares or more have the option of electing to receive, in full or in part, dividends in the form of MGI shares in lieu of cash. The price of shares purchased with reinvested dividends is at a 3% discount in the case of newly issued shares. If MGI purchases shares in the open market for the plan, the price for such shares is 100% of the average purchase price paid. Participants in the plan may make additional cash purchases of shares at the same price as shares purchased through the reinvestment of dividends. During the years ended November 30, 1996 and 1995 the Trust issued 22,808 common shares and 18,828 common shares through its Dividend Reinvestment and Share Purchase Plan, respectively.

D. Shelf Registration

In October 1996, the Trust filed a shelf registration with the Securities and Exchange Commission to register $100 million of common shares, preferred shares, debt securities, warrants, rights or units that the Trust may issue through underwriters or in privately negotiated transactions for cash from time to time.

E. Preferred Shares

At November 30, 1996 and 1995, the Trust had authorized 6 million of preferred shares, $1 par value, of which none were issued.



                                     [ 27 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                              6-CASH DISTRIBUTIONS

The Trust made cash distributions of $11.3 million in 1996, $10.3 million in 1995 and $9.8 million in 1994, which is allocated between taxable ordinary income and taxable capital gain, on a per share basis, as follows:

--------------------------------------------------------------------------------
                                                        Total
                                Ordinary     Capital    Taxable
                                 Income       Gain      Income
--------------------------------------------------------------------------------
  1996                            $.56        $.42       $.98
  1995                            $.69        $.21       $.90
  1994                            $.57        $.29       $.86
--------------------------------------------------------------------------------

On December 19, 1996, the Trust declared a dividend of $.27 per share payable on January 10, 1997 to shareholders of record on January 2, 1997.

                  7-QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly results of operations for the years ended November 30, 1996 and 1995 follow:

--------------------------------------------------------------------------------
                                               Quarter Ended
                              --------------------------------------------------
  1996                        February 29     May 31     August 31   November 30
--------------------------------------------------------------------------------
Total income                  $12,784,000  $13,222,000  $14,187,000  $14,735,000
Total expenses                  9,819,000   10,031,000   10,895,000   11,378,000
--------------------------------------------------------------------------------
Income before net gains         2,965,000    3,191,000    3,292,000    3,357,000
Net gains                            --      9,350,000         --      2,150,000
--------------------------------------------------------------------------------
Net income                    $ 2,965,000  $12,541,000  $ 3,292,000  $ 5,507,000
================================================================================
Net income per share                 $.26        $1.09         $.28         $.48
================================================================================
                                                  Quarter Ended
                              --------------------------------------------------
1995                          February 28     May 31     August 31   November 30
--------------------------------------------------------------------------------
Total income                  $10,937,000  $11,299,000  $11,295,000  $11,858,000
Total expenses                  8,331,000    8,379,000    8,462,000    9,048,000
--------------------------------------------------------------------------------
Income before net gains         2,606,000    2,920,000    2,833,000    2,810,000
Net gains                       1,400,000         --           --      1,750,000
--------------------------------------------------------------------------------
Net income                    $ 4,006,000  $ 2,920,000  $ 2,833,000  $ 4,560,000
================================================================================
Net income per share                 $.35         $.25         $.25         $.40
================================================================================


                               8-SUBSEQUENT EVENT

In December 1996 the Trust acquired for $6.6 million two office/research and development buildings totaling 145,500 square feet which are 100% leased. This acquisition was part of a tax deferred exchange in which approximately $5.0 million of the purchase price was funded with the net proceeds of two fourth quarter 1996 property sales. In addition, the Trust entered into an agreement to refinance the existing $12.3 million 9.3% loan secured by the Trust's interest in One Portland Square, Portland, Maine and an adjoining parking lot with an $11.0 million fixed rate non-recourse loan bearing interest at a rate of 8.12% and having a term of 10 years. In connection with the repayment of the existing loan, a prepayment fee of $0.3 million will be incurred upon completion of the refinancing.



                                     [ 28 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                          INDEPENDENT AUDITORS' REPORT


--------------------------------------------------------------------------------
TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF MGI PROPERTIES:

We have audited the accompanying consolidated balance sheets of MGI Properties and subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended November 30, 1996. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGI Properties and subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Marwick LLP

Boston, Massachusetts
December 19, 1996



                                     [ 29 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                            SELECTED FINANCIAL DATA*

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Five Years Ended November 30,
                                                    --------------------------------------------------------------------------------
                                                         1996             1995            1994             1993             1992
------------------------------------------------------------------------------------------------------------------------------------
  SUMMARY OF OPERATIONS
  Rental and other income                           $ 54,507,000     $ 44,875,000     $ 43,486,000     $ 36,185,000     $ 27,987,000
  Property operating expenses and
    real estate taxes                                 20,589,000       17,423,000       17,392,000       14,284,000       11,123,000
------------------------------------------------------------------------------------------------------------------------------------
  Property operating income                           33,918,000       27,452,000       26,094,000       21,901,000       16,864,000
  Interest income                                        421,000          514,000          394,000          713,000        2,602,000
  Less expenses:
  Depreciation and amortization                        9,463,000        8,339,000        8,116,000        7,407,000        6,315,000
  Interest                                             9,198,000        5,807,000        5,781,000        5,059,000        5,511,000
  General and administrative                           2,873,000        2,651,000        2,580,000        2,191,000        2,036,000
------------------------------------------------------------------------------------------------------------------------------------
  Income before net gains                             12,805,000       11,169,000       10,011,000        7,957,000        5,604,000
  Net gains                                           11,500,000        3,150,000        4,480,000             --          1,644,000
------------------------------------------------------------------------------------------------------------------------------------
  Net income                                        $ 24,305,000     $ 14,319,000     $ 14,491,000     $  7,957,000     $  7,248,000
====================================================================================================================================

  Net income per share                                     $2.11            $1.25            $1.26             $.75             $.77
====================================================================================================================================
  Dividends per share                                       $.98             $.90             $.86             $.81             $.80
====================================================================================================================================

  Funds from operations                             $ 22,169,000     $ 19,492,000     $ 18,111,000     $ 15,346,000     $ 11,899,000
====================================================================================================================================
  Weighted average shares outstanding                 11,540,972       11,487,677       11,450,451       10,574,104        9,402,476
====================================================================================================================================

  SUMMARY OF FINANCIAL POSITION
  Investments in real estate, at cost               $356,024,000     $293,469,000     $267,530,000     $258,663,000     $209,905,000
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                      $339,664,000     $274,651,000     $255,971,000     $246,700,000     $214,161,000
------------------------------------------------------------------------------------------------------------------------------------
  Mortgage loans payable                            $138,547,000     $ 84,506,000     $ 70,954,000     $ 66,949,000     $ 60,571,000
------------------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                        $194,435,000     $180,540,000     $176,095,000     $171,039,000     $145,748,000
====================================================================================================================================


* Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and the related notes appearing elsewhere herein.



                                     [ 30 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                              OFFICERS AND TRUSTEES

OFFICERS

W. Pearce Coues
Chairman of the Board of Trustees and
Chief Executive Officer

Robert Ware
Executive Vice President

Phillip C. Vitali
Executive Vice President and Treasurer

Karl W. Weller
Senior Vice President

James P. O'Malley
Senior Vice President

Jean M. Harrington
Vice President and Secretary

David P. Morency
Controller

Jackie K. Eamer
Assistant Vice President

TRUSTEES

W. Pearce Coues
Chairman of the Board of Trustees and Chief Executive Officer
Former President, National Association of Real Estate Investment Trusts, Inc.

George S. Bissell
Chairman of the Funds Board
of Keystone Investments, Inc.
Former Chairman of the Board and
Chief Executive Officer, Keystone

Herbert D. Conant
Member of the Administrative-Audit Committee
Former Chairman of the Board
and Chief Executive Officer,
The Turner Corporation

Francis P. Gunning, Esq.
Chairman of the Administrative-Audit Committee
Former Executive Vice President and General Counsel, Teachers Insurance and Annuity Association of America and College Retirement Equities Fund

Colin C. Hampton
Member of the Administrative-Audit Committee
Former Chairman of the Board
and Chief Executive Officer,
UNUM Corporation

George M. Lovejoy, Jr.
Member of the Administrative-Audit Committee
President and Director, Fifty Associates; Former Chairman of the Board, Meredith & Grew, Inc.; Director, Latin America Dollar Income Fund; Director, Scudder World Income Opportunities Fund; Trustee of Various Scudder Mutual Funds; Former President, Greater Boston Real Estate Board

William F. Murdoch, Jr.
Principal, Murdoch Associates
Former Chief Executive Officer,
HRE Properties
Former President, National Association
of Real Estate Investment Trusts, Inc.

Rodger P. Nordblom
Chairman of the Board and Director, Nordblom Company; Former President, Society of Industrial and Office Realtors



                                     [ 31 ]

                        MGI PROPERTIES 1996 ANNUAL REPORT

                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of the Shareholders will be held on March 27, 1997 at 10:00 A.M. in the Boston Harbor Hotel, 70 Rowes Wharf, Boston, Massachusetts.

STOCK LISTING

New York Stock Exchange - Symbol MGI

MEMBER

National Association of Real Estate Investment Trusts, Inc.

GENERAL COUNSEL

Olshan Grundman Frome &  Rosenzweig LLP

AUDITORS

KPMG Peat Marwick LL


FORM 10-K

Shareholders of MGI Properties may, without charge, request a copy of the Annual Report on Form 10-K as reported to the Securities and Exchange Commission. Written requests should be sent to:

  Jean M. Harrington
  Vice President and Secretary
  MGI Properties
  One Winthrop Square
  Boston, Massachusetts 02110

TRANSFER AGENT AND REGISTRAR

  Boston EquiServe, L.P.
  P.O. Box 8040
  Boston, Massachusetts 02266-8040
  617-575-3120 or 800-730-6001
  Web Site: http://www.EquiServe.com

     Boston EquiServe maintains shareholder records and can answer questions regarding shareholders' accounts. Shareholders wishing to transfer shares or to change the name on a certificate should contact Boston EquiServe for instructions. Share certificates are valuable and should be safeguarded, since replacement takes time and requires payment by the shareholder of a surety bond premium. If a certificate is lost, stolen, or destroyed, Boston EquiServe should be notified. Registered mail should be used whenever a certificate is mailed.


DIVIDEND REINVESTMENT PLAN

MGI Properties offers a Dividend Reinvestment and Share Purchase Plan which allows its shareholders to automatically invest dividends, as well as make voluntary cash payments for the purchase of additional shares. To receive more information, contact Boston EquiServe, L.P. 617-575-3120 or 800-730-6001.

SHAREHOLDER INCOME TAX INFORMATION

The 1996 quarterly allocation of dividends paid per share for individual shareholders' income tax purposes was as follows:

--------------------------------------------------------------------------------
                                                     Long-Term
Date Paid                             Ordinary        Capital           Total
in 1996                                Income          Gain           Dividend
--------------------------------------------------------------------------------
January 5                              $.240            --             $ .24
April 4                                 --             $.240             .24
July 1                                  .066            .184             .25
October 1                               .250            --               .25
--------------------------------------------------------------------------------
                                       $.556           $.424           $ .98
================================================================================

Shareholders should consult their individual tax advisors regarding the appropriate reporting of these dividend payments.

"MGI Properties",(R) "MGI"(R)
and "Mortgage Growth Investors"(R) are registered trademarks of MGI Properties.

Recycled Paper
                                     [ 32 ]

                                CORPORATE OFFICE
                               One Winthrop Square
                           Boston, Massachusetts 02110
                                  617-422-6000

                                 REGIONAL OFFICE
                           Harrison Township, Michigan
                                  810-468-2690